UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 18, 2017

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS CONSOLIDATED OPERATING INCOME OF US$48.2 MILLION FOR SECOND QUARTER 2017

Santiago, Chile, August 17, 2017 – LATAM Airlines Group S.A. (NYSE: LTM; IPSA: LTM), the leading airline group in Latin America, announced today its consolidated financial results for the second quarter ending June 30, 2017. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.22 per USD.

HIGHLIGHTS

•	LATAM Airlines Group reported an operating income of US$48.2 million and an operating margin of 2.1% for the quarter, an increase of 2.0 percentage points compared to the same period last year, and the strongest second quarter in the history of LATAM. Despite being seasonally the weakest quarter of the year, these results reflects important improvements in revenue and cost management that LATAM has been able to achieve as it continues to focus on improving margins and cash flow generation.

•	Total revenues during the second quarter 2017 reached US$2,273.7 million showing an improvement of 7.7%. This increase was mainly driven by a 10.6% increase in passenger revenues, as a result of significant improvements in yields across all of LATAM’s markets as well as stronger local currencies, especially in Brazil. Furthermore, the increase in passenger revenues reflects the positive outcome of LATAM’s proactive capacity management, while continuing to offer the most extensive network in the region.

•	The group has fully implemented a new travel model in all its domestic markets, which serve nearly 75% of LATAM’s passengers. The branded fares model and Mercado LATAM, the new buy on board service for food and beverages, will enable LATAM to provide the best and most convenient options for customers. The company is working towards a more modern, competitive and sustainable airline to continue stimulating demand and driving the growth of air travel in South America.

•	Meanwhile, the Company continues to strengthen its network, taking advantage of certain opportunities for profitable growth via LATAM’s hubs and a number of strategic point to point routes within the group’s domestic markets. In addition to the eight new routes announced during the first quarter, LATAM Airlines Peru announced two new routes connecting its Lima hub with Rio de Janeiro and San Jose, Costa Rica, starting in November 2017 and January 2018, respectively. Additionally, LATAM Airlines Brasil will connect its Brasilia hub with Punta Cana and LATAM Airlines Chile will connect its hub in Santiago with Bariloche and Punta del Este, for the summer season.

•	LATAM is on track to reduce the number of operating fleet from 329 (as of the end of 2016) to 306 by year end, ensuring that it has the right level of capacity to match market conditions while maintaining a healthy balance sheet. Moreover, during the quarter, the Company reduced its fleet commitments for 2019 by US$448 million, reaching a total amount of US$1.1 billion as it continues to evaluate further opportunities to restructure its fleet. This reduction was achieved through the deferral of two Boeing 787-9, the conversion of two Airbus A350-1000 into two Airbus A350-900 and the deferral of the arrival of three Airbus A320 family aircraft.

•	In July 28 LATAM announced a liability management exercise where TAM Capital 3, a company controlled by TAM S.A., will redeem its 8.375% senior unsecured notes due in 2021, for a total amount of US$500 million. Funding for this transaction will be partially sourced from the issuance of approximately US$350 million of unsecured local Chilean notes with maturities in 2022 and 2028, which we have successfully issued in the local market today. These transactions will not only lower LATAM’s blended cost of debt but will also improve its maturity profile.

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•	Over the last year, LATAM has been successfully restructuring its balance sheet and further optimizing its capital structure. During the first half of 2017, LATAM generated US$307.5 million of free cash flow, an increase of US$155.0 million compared with the same period in 2016, as well as continuing to improve its leverage ratio (measured as adjusted net debt / EBITDAR) to 5.2x in June 2017, down from 5.9x in June 2016. Furthermore, liquidity reached US$2.1 billion including US$375 million of an undrawn revolving credit facility (RCF), marking solid progress as the group continues strengthening its balance sheet.

MANAGEMENT COMMENTS ON SECOND QUARTER 2017

The second quarter of 2017 marks an historic milestone for LATAM with the fifth anniversary of the association between LAN and TAM, a strategic decision that created the leading airlines group in the region. During the past five years, we have made significant progress towards integrating our airlines and developing a new and unique culture as well as consolidating our operation under the single brand, LATAM.

We are excited about the great progress we have made on the Company’s most significant transformation of the last decade, the new travel model for the group’s domestic services. This model will ensure the sustainability of our business in the long term, while driving growth and improving profitability. Five months have passed since we began rolling out this new travel experience for our passengers. Today, we are pleased to announce that the two most visible changes for our domestic market passengers have been implemented – the new buy-on-board service for food and beverages and the branded fares model. These initiatives allow our passengers to choose their own travel experience and enable the Company to develop additional revenue streams.

The buy-on-board service was the first step in the evolution of the group’s domestic travel model. ‘Mercado Latam’ has already been implemented in the entire group’s’ domestic markets, starting in February with LATAM Airlines Colombia and subsequently has been rolled out by the rest of the affiliates in their respective markets. From February to June, more than five million passengers experienced this new service and we are pleased with the initial results. The new branded fares model has also been launched by all the group’s affiliates, expect for LATAM Airlines Argentina, starting with LATAM Airlines Chile in May, ending with LATAM Airlines Ecuador in July. Since it was first launched, over two million passengers have flown under this new sales model, accounting for almost half of the total passengers transported in this period. While it is still too early to evaluate its performance, we are encouraged by the results we have seen so far, as 25% of our daily domestic passengers have been able to buy tickets for between 20% and 40% less than the previous basic fares.

As part of this new business model and in line with the industry trends, the Company is implementing a series of ancillary services to offer customers the right product at the right time. Initiatives include charging for the first item of checked luggage, oversized bags such as surfboards or TVs, and preferred seating options and flexibility to change tickets. In Chile and Brazil, our two most significant markets, we have seen a particularly positive adoption of our new sales model and have charged for more than 250,000 checked luggage pieces so far. We expect to continue expanding this new revenue stream as we look forward.

In parallel, we have also made meaningful progress to improve our passenger experience through the implementation of self-service technologies, giving our passengers more control over their journey while increasing productivity, by making better use of airport staff resources and reducing congestion. During the year, the Company has installed more than 449 kiosks in over 71 airports, allowing our customers to save time at the airport through a faster and more flexible check-in process. The kiosks enable passengers to check in, print boarding passes, tag luggage and pay for additional luggage if needed. Although kiosks are recently being adopted by our passengers and the adaptation process is slow, this technology will allow us to handle greater passenger volume through a more efficient process.

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From our network perspective, we continue working to improve international connectivity from Latin America to North America and Europe through Joint Business Agreements (JBAs) with American Airlines and International Airlines Group (IAG), the holding company of British Airways and Iberia. Some approvals have already been granted: in March 2017, the regulatory authority in Brazil approved the agreement with IAG; while in Uruguay and Colombia both agreements have already been approved. Looking forward, we expect that other authorities that are reviewing these agreements will adequately evaluate their scope in terms of free competition and the benefits that they will bring to passengers, including improved connectivity, more destinations and lower prices. We remain confident that these agreements are excellent news for Latin America, as they will contribute to the development and growth of the economies in the region through tourism and business travel.

MANAGEMENT DISCUSSION AND ANALYSIS OF SECOND QUARTER 2017 RESULTS

LATAM Airlines Group reported a significant improvement in terms of operating revenues in the second quarter 2017, which totaled US$2,273.7 million compared to US$2,110.6 million in second quarter 2016. The 7.7% increase is the result of a 10.6% increase in passenger revenues, showing a better pricing environment in most of our markets as well as the progress we have made on our commercial strategy. Cargo revenues decreased by 1.3% as transported tons declined by 4.3% and other revenues decreased by 10.4% as result of a non-recurrent gain on sale and leaseback transaction recognized during the second quarter last year. Passenger and cargo revenues accounted for 83.0% and 11.3% of total operating revenues, respectively, in second quarter 2017.

Passenger revenues increased 10.6% during the quarter as a result of a 10.3% increase in consolidated passenger unit revenue (RASK) while capacity increased by 0.3% compared to second quarter 2016. The RASK increase was driven by a 9.4% increase in yields, while load factors showed an improvement of 0.7 p.p. to 83.7%. The yield recovery during this quarter was primarily driven by a better pricing environment in Brazil’s domestic and international operations as well as in the Spanish Speaking domestic markets.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended June 30
	RASK		ASK		Load Factor
	(US cents)		(millions)
	2Q17	% Change (YoY)	2Q17	% Change (YoY)	2Q17	% Change (YoY)

Bussines Unit
Domestic SSC	7.3	11.1%	5,188	-2.1%	79.4%	0.6	pp
Domestic Brazil	6.2	16.3%*	8,484	-3.9%	79.9%	-1.3	pp
International	5.8	8.4%	18,094	3.1%	86.8%	1.6	pp
Total	5.9	10.3%	31,766	0.3%	83.7%	0.7	pp

*RASK in domestic Brazil increased 3.5% when measured in BRL

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues

LATAM Airlines group’s Spanish speaking country affiliates (SSC, which includes LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia and LATAM Airlines Ecuador), which accounts for 19.2% of total passenger revenues, reduced capacity by 2.1% during the quarter as compared to same period 2016, driven mainly by Peru and Argentina. Traffic as measured in RPK decreased by 1.4%, while load factors increased by a 0.6 p.p to 79.4%. Revenues per ASK increased 11.1% in USD during the quarter, being the first increase since the business combination with TAM, reflecting a stronger pricing environment in most of the countries as result of a more disciplined capacity environment.

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In Brazil’s domestic passenger operations – which represents 27.0% of total passenger revenues – LATAM Airlines Brazil increased revenues per ASK by 3.5% in BRL, as a result of the capacity adjustments implemented last year, continuing the positive revenues per ASK trend that started last year. Moreover, as the Brazilian real appreciated by 8.2% during the quarter, revenues per ASK increased by 16.3% in USD. LATAM Airlines Brazil reduced domestic capacity by 3.9% and traffic as measured in RPKs declined by 5.4% in second quarter 2017 as compared to the same quarter of 2016. As a result, load factor decreased 1.3 p.p. to 79.9%.

The airline group’s capacity on international routes, which represents 53.9% of total passenger revenues, increased 3.1% during the quarter. As a result of capacity adjustments made in 2016 on routes with weaker demand -specifically between Brazil and the US,– RASK showed an increase of over 40% on those routes, while we reduced capacity by 14% during the second quarter 2017 as compared to the same period 2016. On the other hand, LATAM Airlines Group and its affiliates have moderated its capacity growth on routes between Spanish Speaking Countries and the US and Europe, reducing certain frequencies with weaker demand especially to the US. International traffic increased by 5.0%, with passenger load factors growing by 1.6 p.p. to 86.8%. Revenues per ASK in international passenger operations increased by 8.4% as compared to the second quarter of 2016, consolidating a third consecutive quarter of improvement.

Cargo revenues decreased by 1.3% in the quarter, driven by a slight decline of 1.6% in cargo yields while cargo traffic increased by 0.3% as compared to the second quarter of 2016. Imports from North America and Europe to Brazil, continue to show an improvement year over year, driven by major imports of electronics and spare parts, as a result of a more stable market conditions in the country as well as the appreciation of the Brazilian Real. This was partially offset by a slowdown in the export markets, driven by a decline in asparagus export markets from Peru, while the flower and fresh salmon exports remained stable compared to the previous year.

As a result, cargo revenues per ATK improved by 8.7% as compared to the same quarter of the previous year, continuing with the recovery trend we had during the first quarter of this year, after 19 consecutive quarters of revenue per ATK decline, as we have managed to adjust our capacity.

LATAM and its affiliates continue working to adjust freighter capacity, while focused on maximizing the belly utilization of the passenger fleet. In the second quarter, cargo capacity, as measured in ATKs, declined 9.2%, which includes a 30.4% reduction of freighter operations, resulting in a load factor of 53.9%, which represents an improvement of 5.1 percentage points as compared to the second quarter 2016.

Other revenues decreased by 10.4% reaching US$128.9 million during second quarter 2017. The decrease is primarily due to a US$24 million non-recurrent gain on sale and leaseback transaction recognized during the second quarter last year, which was partially offset by higher revenues from Multiplus and aircraft leases as compared to the same period 2016.

Total operating expenses in the first quarter amounted to US$2,225.5 million, a 5.5% increase compared to the same period of 2016. This increase is mainly explained by US$42.6 million of higher costs in aircraft fuel, resulting from a 15.1% increase in the average price per gallon (excluding hedge) as compared to the second quarter 2016. Moreover, the Company recognized US$62.5 million of non-recurring cost associated with fleet redeliveries and severance payments made during the quarter. As a result, operating expenses excluding fuel and non-recurring cost increased 2.5%, as a result of the negative impact of the appreciation of local currencies on certain costs denominated on those currencies and high inflation rates in the region. Changes in operating expenses were mainly due to the following:

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•	Wages and benefits increased by 1.4% mainly explained by the US$43.6 million increase in severance payments and lower reversal of bonuses’ provision during the quarter. Excluding these effects, wages and benefits cost declined by 8.4%, below the 11.4% decline in average headcount during the quarter as a result of the negative impact of the appreciation of local currencies as well as the high inflation rate during 2016, especially in Brazil.
•	Fuel costs increased by 9.1% mainly as a result of the 15.1% increase in the average fuel price per gallon (excluding hedge) as compared to the second quarter of 2016, partially offset by the 2.9% decrease in gallons consumed. Furthermore, fuel hedge losses totaled US$10.5 million, relative to a US$2.5 million loss in the second quarter 2016.
•	Commissions to agents decreased by 5.0% due to lower cargo commissions.
•	Depreciation and amortization increased by 5.5% as a result of the incorporation of larger and more expensive fleet under financial leases, partially offset by two fewer aircraft on the balance sheet compared with the same period of 2016. The increase is also explained by the negative impact of the appreciation of the Brazilian real during the second quarter, as well as an increase in amortization expenses of our intangible assets of TAM´s brand.
•	Other rental and landing fees increased by 4.5% due to an increase in aeronautical rates particularly in Brazil and Argentina.
•	Passenger service expenses decreased by 1.2% in line with the 1.7% decline in the number of passenger transported during the quarter.
•	Aircraft rentals increased by 10.5% as a result of the incorporation of more modern aircraft under operating leases. The Company had more Airbus A321s, Boeing 787s and Airbus A350 this year while reducing the number of Airbus A320s, Airbus A330s and Boeing 767s relative to the second quarter of 2016, bringing the total number of leased aircraft to 101, as compared to 110 during the same period of 2016.
•	Maintenance expenses increased by 41.3% due to US$37.8 million higher redelivery costs as the Company returned seven aircrafts under operating leases contracts during the quarter. Excluding this effect, maintenance expenses declined by 2.2% due to the efficiencies related to the fleet renewal.
•	Other operating expenses decreased by 1.1%, mainly due to lower expenses related to the write-off of doubtful accounts as compared to the same period 2016.

Non-operating results

•	Interest income decreased by US$1.3 million to US$19.3 million in second quarter 2017 as compared to the same period 2016 as a result of currency mix variations.
•	Interest expense decreased by 1.0% to US$102.5 million in second quarter 2017 from US$103.6 million in the same period 2016 mainly due to gross debt reduction.
•	Under Other income (expense), the Company registered a US$60.9 million net loss, including US$45.9 million in foreign exchange losses. This compares to the US$59.0 million net gain in other income (expense) in the second quarter of 2016, which included a foreign exchange gain of US$75.5 million.

Net Loss in the second quarter amounted to US$138.0 million, a 49.9% decline compared to the same period of 2016 mainly explained by a decrease of US$120.2 million in the non-operating result due to foreign exchange losses recognized during the quarter, partially offset by lower income taxes payments.

LIQUIDITY AND FINANCING

At the end of the second quarter 2017, LATAM reported US$1,706 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. Furthermore, the Company´s liquidity position is also enhanced by US$375 million in the undrawn revolving credit facility (RCF) line, which is US$25 million higher as compared to March 31, 2017. Thus, LATAM’s liquidity position amounted to 21.1% of the last twelve months’ net revenue by June 30, 2017.

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On July 28, 2017, TAM Capital 3, a company controlled by TAM S.A., announced the redemption of its 8.375% senior unsecured notes due 2021 for a total amount of US$500 million. The funding for this transaction will be partially sourced from the recent issuance of approximately US$350 million of unsecured local Chilean-Unidad de Fomento denominated notes with maturities in 2022 and 2028, while the balance will come from other financing activities and from the Company’s cash balance. This liability management transaction will further optimize the capital structure of LATAM, while maintaining its strong cash position

Fleet commitments for 2017 were further reduced, reaching US$326 million (all of which are pre-arranged operating leases), due to the industrial delay of three Airbus A320Neo to next year. As a result, 2018 fleet commitments now amount to US$701 million. As to our fleet commitments for 2019, they now reach US$1,141 million, a US$448 reduction compared to March 2017. Moreover, the Company is constantly working on adjusting its fleet to the current demand environment, therefore improving its cash flow generation for the upcoming periods, as well as its balance sheet position.

Additionally, LATAM expects to have non-fleet CAPEX, including intangible assets, of approximately US$500 million per year, including fleet and non-fleet maintenance, expenditures on spare engines, fleet components, and new business model implementation costs, among others.

At the end of the quarter, LATAM´s net financial debt amounted to US$7.0 billion, a reduction of US$0.7 billion compared with the end of the second quarter 2016, reaching a leverage of 5.2x which represents a decline from the 5.9x in June 2016. For the balance of 2017, the Company has debt maturities of approximately US$693.5 million.

The main objective of LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases and BRL depreciation, while participating of benefits from fuel price reduction and BRL appreciation. Accordingly, the Company hedges a portion of its estimated fuel consumption and Brazilian real operating exposure. Hedge positions per quarter for the next months are shown in the table below:

	2Q17	3Q17	4Q17

Hedge positions
Estimated Fuel consumption	45%	38%	33%
Brazilian reais operational exposure (US$ million) (1)	100	100	100

(1) Estimated Brazilian reais annual operational exposure US$600 million.

LATAM FLEET PLAN

LATAM continues to evaluate opportunities to restructure its fleet, beyond the US$2.2 billion reduction in fleet expected assets by 2018 that the Company has achieved. Towards 2019, we have reduced our fleet commitments by US$448 million as the Company deferred the arrival of two Boeing 787-9, converted two Airbus A350-1000 into two Airbus A350-900 and deferred the arrival of three Airbus A320 family, totaling US$1.1 billion in deliveries, which we expect to further reduce as we go forward.

The reduction we have achieved, as well as the ongoing initiatives we continue to work on, will further strengthen our balance sheet. The benefits of these reductions will be seen over the next years starting in 2017 in the form of lower leasing expenses and capital expenditures, along with a decreased need for financing, improving the Company’s cash flow generation and strengthening our credit metrics.

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During the second quarter 2017, LATAM returned 7 aircrafts, ending the quarter with an operating fleet of 312 aircrafts. By the end of 2017, the Company will operate a total fleet of 306 aircraft, and it will have 8 aircrafts under subleasing contracts.

At year end	2016	2017E	2018E	2019E

Passenger Aircraft
Narrow Body
Airbus A319-100	48	46	45	45
Airbus A320-200	146	126	119	115
Airbus A320 Neo	2	4	11	14
Airbus A321-200	47	47	47	48
Airbus A321 Neo	-	-	2	5
TOTAL	243	223	224	227

Wide Body
Boeing 767-300	37	36	36	36
Airbus A350-900	7	5	9	13
Boeing 777-300 ER	10	10	8	5
Boeing 787-8	10	10	10	10
Boeing 787-9	12	14	14	16
TOTAL	76	75	77	80

Cargo Aircraft
Boeing 777-200F	2	-	-	-
Boeing 767-300F	8	8	8	8
TOTAL	10	8	8	8

TOTAL OPERATING FLEET	329	306	309	315

Subleases
Airbus A320-200	-	5	5	5
Airbus A350-900	-	2	-	-
Boeing 767-300F	3	1	1	1
TOTAL	3	8	6	6
TOTAL FLEET	332	314	315	321

Fleet Commitment (US$ millions)	1,950	326	701	1,141

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GUIDANCE

The Company is adjusting its initial target for 2017 ASK growth from 0%-2% to 1%-3%. In addition, the Company maintains its guidance for an operating margin of between 6.0% and 8.0% for full year 2017.

2017
		Previous Guidance	New Guidance

ASK Growth (Passenger)	Total Network	0% - 2%	1% - 3%
	International	0% - 2%	3% - 5%
	Brazil Domestic	(2%) - 0%	(3%) - (1%)
	SSC Domestic	4% - 6%	2% - 4%

ATK Growth (Cargo)		(12%) - (10%)	(12%) - (10%)

Operating Margin		6.0% - 8.0%	6.0% - 8.0%

LATAM filed its quarterly financial statements for the three month period ended June 30, 2017 with the Superintendencia de Valores y Seguros of Chile on August 17, 2017. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

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About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 140 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The company is employing over 43,000 people worldwide, operating more than 1,200 flights per day and transporting 67 million passengers per year.

LATAM Airlines Group has one of the youngest and most modern fleets in the world. Its 323 aircraft average an age of approximately seven years and feature the latest variants, including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group (formerly LAN Airlines) comprises subsidiaries in Peru, Argentina, Colombia and Ecuador as well as LATAM CARGO and its subsidiaries; in addition to TAM S.A and its subsidiaries, TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) and its business units TAM Transportes Aéreos Del Mercosur S.A. (LATAM Airlines Paraguay) and Multiplus S.A.

LATAM is the brand adopted by LATAM Airlines Group member airlines, and is being rolled-out in its products and services as part of a gradual integration plan.

LATAM Airlines Group is the only airlines group in Latin America and one of two worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2016, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the third consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange, and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

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LATAM Airlines Group S.A.

Consolidated Financial Results for the first quarter 2017 (in thousands of US Dollars)

	For the three month period ended June 30
	2017	2016	% Change

REVENUE
Passenger	1,888,311	1,706,714	10.6%
Cargo	256,511	260,010	-1.3%
Other	128,912	143,909	-10.4%
TOTAL OPERATING REVENUE	2,273,734	2,110,633	7.7%

EXPENSES
Wages and Benefits	-452,642	-446,407	1.4%
Aircraft Fuel	-510,627	-468,004	9.1%
Comissions to Agents	-57,503	-60,557	-5.0%
Depreciation and Amortization	-243,492	-230,706	5.5%
Other Rental and Landing Fees	-272,350	-260,601	4.5%
Passenger Services	-62,076	-62,824	-1.2%
Aircraft Rentals	-153,131	-138,554	10.5%
Aircraft Maintenance	-122,821	-86,949	41.3%
Other Operating Expenses	-350,889	-354,725	-1.1%
TOTAL OPERATING EXPENSES	-2,225,531	-2,109,327	5.5%

OPERATING INCOME	48,203	1,306	3590.9%
Operating Margin	2.1%	0.1%	2.1	pp

Interest Income	19,300	20,554	-6.1%
Interest Expense	-102,545	-103,583	-1.0%
Other Income (Expense)	-60,929	59,031	-203.2%

INCOME BEFORE TAXES AND MINORITY INTEREST	-95,971	-22,692	322.9%
Income Taxes	-28,019	-62,572	-55.2%

INCOME BEFORE MINORITY INTEREST	-123,990	-85,264	45.4%

Attributable to:
Shareholders	-138,038	-92,075	49.9%
Minority Interest	14,048	6,811	106.3%

NET INCOME	-138,038	-92,075	49.9%
Net Margin	-6.1%	-4.4%	-1.7	pp

Effective Tax Rate	29.2%	275.7%	-246.5	pp

EBITDA	291,695	232,012	25.7%
EBITDA Margin	12.8%	11.0%	1.8	pp.

EBITDAR	444,826	370,566	20.0%
EBITDAR Margin	19.6%	17.6%	2.0	pp.

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LATAM Airlines Group S.A.

Consolidated Financial Results for the six month period ended June

	For the six month period ended June 30
	2017	2016	% Change

REVENUE
Passenger	3,994,472	3,665,004	9.0%
Cargo	510,257	535,977	-4.8%
Other	246,454	237,269	3.9%
TOTAL OPERATING REVENUE	4,751,183	4,438,250	7.1%

EXPENSES
Wages and Benefits	-977,860	-935,123	4.6%
Aircraft Fuel	-1,105,658	-929,437	19.0%
Comissions to Agents	-119,195	-127,186	-6.3%
Depreciation and Amortization	-495,707	-470,157	5.4%
Other Rental and Landing Fees	-550,569	-521,653	5.5%
Passenger Services	-136,392	-140,276	-2.8%
Aircraft Rentals	-303,527	-272,157	11.5%
Aircraft Maintenance	-208,007	-181,744	14.5%
Other Operating Expenses	-653,787	-640,101	2.1%
TOTAL OPERATING EXPENSES	-4,550,702	-4,217,834	7.9%

OPERATING INCOME	200,481	220,416	-9.0%
Operating Margin	4.2%	5.0%	-0.7	pp

Interest Income	42,224	31,418	34.4%
Interest Expense	-198,333	-206,632	-4.0%
Other Income (Expense)	-12,055	130,465	-109.2%

INCOME BEFORE TAXES AND MINORITY INTEREST	32,317	175,667	-81.6%
Income Taxes	-81,507	-144,899	-43.7%

INCOME BEFORE MINORITY INTEREST	-49,190	30,768	-259.9%

Attributable to:
Shareholders	-72,481	10,133	-815.3%
Minority Interest	23,291	20,635	12.9%

NET INCOME	-72,481	10,133	-815.3%
Net Margin	-1.5%	0.2%	-1.8	pp

Effective Tax Rate	-252.2%	-82.5%	-169.7	pp

EBITDA	696,188	690,573	0.8%
EBITDA Margin	14.7%	15.6%	-0.9	pp.

EBITDAR	999,715	962,730	3.8%
EBITDAR Margin	21.0%	21.7%	-0.7	pp.

11

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended				For the six month period ended
	June 30				June 30
	2017	2016	% Change		2017	2016	% Change

System
ASKs-equivalent (millions)	47,375	48,871	-3.1%		98,120	101,440	-3.3%
RPKs-equivalent (millions)	35,010	34,685	0.9%		72,866	73,047	-0.2%
Overall Load Factor (based on ASK-equivalent)%	73.9%	71.0%	2.9	pp	74.3%	72.0%	2.3	pp
Break-Even Load Factor (based on ASK-equivalent)%	75.1%	73.9%	1.2	pp	73.5%	71.2%	2.3	pp
Yield based on RPK-equiv (US Cent)	6.1	5.7	8.0%		6.2	5.8	7.5%
Operating Revenues per ASK-equiv (US Cent)	4.5	4.0	12.5%		4.6	4.1	10.9%
Costs per ASK-equivalent (US Cent)	4.9	4.5	8.6%		4.8	4.3	10.8%
Costs per ASK-equivalent ex fuel (US Cents)	3.8	3.5	7.6%		3.7	3.4	7.5%
Fuel Gallons Consumed (millions)	271.8	280.0	-2.9%		564.6	586.9	-3.8%
Fuel Gallons Consumed per 1,000 ASKs-equivalent	5.7	5.7	0.1%		5.8	5.8	-0.5%
Fuel Price (with hedge) (US$ per gallon)	1.88	1.61	16.9%		2.0	1.6	25.9%
Fuel Price (without hedge) (US$ per gallon)	1.84	1.60	15.1%		1.9	1.5	29.4%
Average Trip Length (km)	1,746.9	1,697.6	2.9%		1.8	1.7	3.0%
Total Number of Employees (average)	43,530	49,146	-11.4%		44,281	49,673	-10.9%
Total Number of Employees (end of the period)	43,330	48,560	-10.8%		43,330	48,560	-10.8%
Passenger
ASKs (millions)	31,766	31,680	0.3%		66,380	66,284	0.1%
RPKs (millions)	26,602	26,300	1.1%		55,927	55,459	0.8%
Passengers Transported (thousands)	15,228	15,492	-1.7%		31,913	32,592	-2.1%
Load Factor (based on ASKs) %	83.7%	83.0%	0.7	pp	84.3%	83.7%	0.6	pp
Yield based on RPKs (US Cents)	7.1	6.5	9.4%		7.1	6.6	8.1%
Revenues per ASK (US cents)	5.9	5.4	10.3%		6.0	5.5	8.8%
Cargo
ATKs (millions)	1,483	1,633	-9.2%		3,015	3,340	-9.7%
RTKs (millions)	799	797	0.3%		1,609	1,671	-3.7%
Tons Transported (thousands)	214	224	-4.3%		427	458	-6.8%
Load Factor (based on ATKs) %	53.9%	48.8%	5.1	pp	53.4%	50.0%	3.3	pp
Yield based on RTKs (US Cents)	32.1	32.6	-1.6%		31.7	32.1	-1.2%
Revenues per ATK (US Cents)	17.3	15.9	8.7%		16.9	16.0	5.4%

12

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30	As of December 31
	2017	2016
Assets:

Cash, and cash equivalents	1,150,553	949,327
Other financial assets	655,040	712,828
Other non-financial assets	252,228	212,242
Trade and other accounts receivable	1,209,183	1,107,889
Accounts receivable from related entities	600	554
Inventories	233,691	241,363
Tax assets	92,776	65,377
Non-current assets and disposal groups held for sale	311,104	337,195
Total current assets	3,905,175	3,626,775

Property and equipment	10,283,856	10,498,149
Goodwill	2,671,247	2,710,382
Intangible assets other than goodwill	1,598,041	1,610,313
Other non- current assets	708,868	752,575
Total non- current assets	15,262,012	15,571,419
Total assets	19,167,187	19,198,194

Liabilities and shareholders’ equity:

Other financial liabilities	1,475,538	1,839,528
Trade and other accounts payables	1,475,362	1,593,068
Tax liabilities	14,146	14,286
Other non-financial liabilities	2,808,683	2,775,309
Total current liabilities	5,773,729	6,222,191

Other financial liabilities	7,244,858	6,796,952
Accounts payable	450,585	359,391
Other provisions	429,877	422,494
Deferred tax liabilities	925,364	915,759
Employee benefits	85,631	82,322
Other non-financial liabilities	182,570	213,781
Total non-current liabilities	9,318,885	8,790,699
Total liabilities	15,092,614	15,012,890

Share capital	3,146,265	3,149,564
Retained earnings	293,923	366,404
Treasury Shares	(178)	(178)
Other reserves	545,231	580,870
Equity attributable to the parent company’s equity holders	3,985,241	4,096,660
Minority interest	89,332	88,644
Total net equity	4,074,573	4,185,304
Total liabilities and equity	19,167,187	19,198,194

13

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method (in thousands of US Dollars)

	As of June 30, 2017	As of June 30, 2016
Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	5,025,079	4,899,179
Other cash receipts from operating activities	29,562	32,923

Payments for operating activities
Payments to suppliers for goods and services	(3,398,364)	(3,143,525)
Payments to and on behalf of employees	(960,316)	(1,187,656)
Other payments for operating activities	(112,785)	(86,060)
Interest Received	10,338	5,508
Income Taxes refunded (paid)	(71,703)	(33,127)
Other cash inflows (outflows)	(41,968)	(68,147)

Net cash flows from operating activities	479,843	419,095

Cash flow used in investing activities
Cash flows arising from losing control of subsidiaries or other businesses	6,124	-
Other cash receipts from sales of equity or debt instruments of other entities	1,403,463	1,507,952
Other payments to acquire equity or debt instruments of other entities	(1,372,576)	(1,355,394)
Amounts raised from sale of property, plant and equipment	19,706	20,451
Purchases of property, plant and equipment	(189,483)	(409,770)
Amounts raised from sale of intangible assets	-	4
Purchases of intangible assets	(38,004)	(27,835)
Other cash inflows (outflows)	(1,583)	(2,056)

Net cash flows used in investing activities	(172,353)	(266,648)

Cash flow from (used in) financing activities
Amounts raised from issuance of shares	-	-
Amounts raised from long-term loans	908,748	844,282
Amounts raised from short-term loans	100,000	230,000
Loans repayment	(785,901)	(886,880)
Payments of finance lease liabilities	(160,546)	(159,519)
Dividends paid	(43,394)	(19,799)
Interest paid	(181,865)	(201,684)
Other cash inflows (outflows)	71,722	(165,390)

Net cash flows from (used in) financing activities	(91,236)	(358,990)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	216,254	(206,543)
Effects of variations in the exchange rate on cash and equivalents	(15,028)	90,443
Net increase (decrease) in cash and cash equivalents	201,226	(116,100)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	949,327	753,497

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,150,553	637,397

14

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of June 30	As of December 31
	2017	2016

Total Assets	19,167,187	19,198,194
Total Liabilities	15,092,614	15,012,890
Total Equity*	4,074,573	4,185,304
Total Liabilities and Shareholders equity	19,167,187	19,198,194

Debt
Current and long term portion of loans from financial institutions	7,412,803	7,582,559
Current and long term portion of obligations under capital leases	1,279,497	1,022,361
Other liabilities current and long term portion	0	0
Total Gross Debt	8,692,300	8,604,920
Cash and cash equivalents	-1,705,794	-1,486,318
Total Net Debt	6,986,506	7,118,602
Plus: 7 x last twelve months’aircraft rent	4,202,443	3,982,853
Adjusted Net Debt	11,188,949	11,101,455

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of June 30	As of December 31
	2017	2016

Cash and Equivalents as % of LTM revenues	17.3%	15.6%

Adjusted Gross Debt (US$ thousands)	12,894,743	12,587,773
Adjusted Gross Debt / EBITDAR (LTM)	6.0	6.0

Adjusted Net Debt (US$ thousands)	11,188,949	11,101,455
Adjusted Net Debt / EBITDAR (LTM)	5.2	5.3

15

LATAM Airlines Group S.A.

Consolidated Fleet

	As of June 30, 2017
	Off-Balance	On-Balance	Total

Passenger Aircraft
Airbus A319-100	11	36	47
Airbus A320-200	45	90	135
Airbus A320- Neo	1	1	2
Airbus A321-200	17	30	47
Airbus A330-200	-	-	-
Airbus A350-900	2	1	3
Boeing 767-300	2	34	36
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	9	4	13
TOTAL	97	206	303

Cargo Aircraft
Boeing 777-200F	2	-	2
Boeing 767-300F	2	5	7
TOTAL	4	5	9

TOTAL OPERATING FLEET	101	211	312

Subleases
Airbus A320-200	-	3	3
Airbus A350-900	-	4	4
Boeing 767-300F	-	3	3
TOTAL SUBLEASES		10	10

TOTAL FLEET	101	221	322

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2017	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO